Mayer Brown LLP 1675 Broadway New York, New York 10019-5820 Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com
June 12, 2014

BY MESSENGER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Robert Errett, Special Counsel
Kayla Florio, Attorney-Advisor

Re:	Capital One Auto Receivables, LLC
Response to Comment Letter, dated April 15,
2014, to Registration Statement on Form S-3
Filed March 24, 2014
File No. 333-194764

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated April 15, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on March 24, 2014, as well as two clean copies of Amendment No. 1 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3

General

1.	Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

U.S. Securities and Exchange Commission

June 12, 2014

Response

We confirm that we will comply with this instruction by making conforming revisions to the base prospectus and/or the supplement, as applicable, with respect to any comments issued for one that apply to another.

2.	We note that you may issue asset-backed certificates under the pending registration statement. On April 3, 2012, a federal district court in the Southern District of New York ruled, in denying a motion to dismiss, that the Trust Indenture Act of 1939 applies to mortgage-backed securities in the form of certificates. Please describe what consideration you have given to its application.

Response

The federal district court ruling on a motion to dismiss (Retirement Bd. of the Policemen’s Annuity and Benefit Fund of the City of Chicago, et al. v. The Bank of New York Mellon, 11 Civ. 5459 (WHP) (S.D.N.Y. Apr. 3, 2012)) held that the Trust Indenture Act applied to the pooling and servicing agreements pursuant to which certain mortgage-backed certificates were issued. While this ruling is contrary to its previously published guidance and historical industry practice, the Division of Corporate Finance of the Securities and Exchange Commission (“SEC”) has advised that it is considering the application of the Trust Indenture Act to mortgage-backed securities in light of this ruling. After taking into consideration the text of Section 304(a)(2) of the Trust Indenture Act, the SEC’s guidance prior to this ruling and historical industry practice, and based on our independent analysis of the applicability of the Trust Indenture Act to an offering of certificates, we have determined that it will not be necessary to qualify a trust agreement under the Trust Indenture Act in connection with an offering of certificates.

Prior to issuing any series of asset-backed securities, we, in consultation with counsel and other transaction parties, have analyzed and will continue to analyze whether any recent changes in law (or changes in the interpretation of any law) necessitate revisions to the transaction documents or related disclosure for that series. Consequently, prior to issuing any series of asset-backed certificates, we will assess whether we believe that the Trust Indenture Act applies to a particular trust agreement. If, we, upon consultation with the applicable trustee, determine that the Trust Indenture Act does apply to a particular trust agreement in connection with an offering of certificates or that qualification under the Trust Indenture Act or any similar federal statute hereafter enacted would be required in connection with such offering, then we will, at that time, qualify the trust agreement and will draft the provisions of the trust agreement as necessary to make those provisions consistent with the requirements of the Trust Indenture Act.

Mayer Brown LLP

U.S. Securities and Exchange Commission

June 12, 2014

In addition, we have added additional disclosure on pages 40 and 41 of the prospectus to contemplate that a trust agreement may be modified without the consent of noteholders if, as a result of a change in law or the interpretation of the law, we (upon consultation with the applicable trustee) determine that the Trust Indenture Act applies to that trust agreement.

3.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

Attached as Exhibit A to this letter is a list of affiliates of the Depositor (including issuing entities previously established, directly or indirectly by the Depositor and any affiliate of the Depositor) that have offered a class of asset-backed securities involving auto loans since January 1, 2005, together with their respective CIK codes. Please note that Onyx Acceptance Corporation and its affiliates, including Onyx Acceptance Financial Corporation, were acquired by Capital One Auto Finance, Inc. pursuant to a merger transaction that closed in January 2005. Capital One Auto Finance, Inc. was merged with and into Capital One, National Association in a merger transaction that closed in March 2011. As a result, Capital One, National Association is the parent of the Depositor.

Pursuant to Section 15(d) of the Exchange Act and Rule 15d-22(b) under the Exchange Act , the duty to file Exchange Act reports with respect to the Depositor and the affiliates (including issuing entities) referred to above was suspended prior to the beginning of the twelve-month period referred to in your request for confirmation. Accordingly, we confirm that:

(a)	each issuing entity previously established, directly or indirectly, by any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class; and

(b)	the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Mayer Brown LLP

U.S. Securities and Exchange Commission

June 12, 2014

Issuing Entity Property, page S-5

4.	We note the bracketed language indicated that the registrant will “[i]nsert data regarding the number of pool assets that would be credit-related exceptions to the underwriting criteria and a description of the nature of the exceptions, to the extent the number of credit-related exceptions materially exceeds 3% of the pool assets” (emphasis added). Item 1111(a)(8) requires disclosure if any assets in the pool deviate from the disclosed underwriting criteria and does not contemplate a percentage or materiality threshold. Please revise to comply with the disclosure requirements under Item 1111(a)(8). See also Securities Act Rule 193.

Response

We have revised page 15 of the base prospectus and pages S-5, S-6 and S-28 of the supplement to remove language regarding the percentage and materiality threshold.

Part II Information Not Required in Prospectus

5.	We note your Item 512(l) undertaking in which you undertake that the information provided in response to Item 1105 of Regulation AB through a Web site is deemed to be a part of the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 512(l) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.

Response

We have revised language on page S-31 of the supplement, which provided for the availability of static pool information through a website. Such static pool information will be provided on an Appendix A to the supplement.

Signatures

6.	Please revise the signature page to identify the principal executive officer, principal financial officer and controller or principal accounting officer of the depositor. Please see General Instruction V.B. and Instruction 1 to the Signatures section of Form S-3.

Response

We have revised the signature page of Form S-3 to identify the principal executive officer, principal financial officer and principal accounting officer of the Depositor.

Mayer Brown LLP

U.S. Securities and Exchange Commission

June 12, 2014

Exhibit Index

7.	Please revise the incorporation by reference description for Exhibit 3.1 to clarify the filing that contains the document you are incorporating by reference into this registration statement. See Item 10(d) of Regulation S-K.

Response

We have revised the language incorporating Exhibit 3.1 to clarify the filing that contains the Limited Liability Company Agreement of the Depositor.

Exhibits

Exhibit 8.1

8.	We note that counsel’s opinion expressly disclaims any obligation to update or modify their opinion. Please have counsel revise their opinion to remove the disclaimer as we view such a disclaimer of any obligation to update or modify the opinion as inappropriate.

Response

We have revised the language of counsel’s opinion to remove the disclaimer of any obligation to update or modify the opinion attached as Exhibit 8.1.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Jon Van Gorp (312) 701-7091 or Amanda Baker (212) 506-2544.

Sincerely,

/s/ Jon VanGorp

Jon VanGorp

cc:	Christy Freer, Capital One Financial Corporation

EXHIBIT A

List of Affiliates and CIK Codes

Name of Affiliate	CIK Code
Capital One Prime Auto Receivables Trust 2007-2	0001412589
Capital One Prime Auto Receivables Trust 2007-1	0001402314
Capital One Prime Auto Receivables Trust 2006-2	0001373809
Capital One Prime Auto Receivables Trust 2006-1	0001350380
Capital One Prime Auto Receivables Trust 2005-1	0001336891
Capital One Auto Finance Trust 2007-C	0001410017
Capital One Auto Finance Trust 2007-B	0001397330
Capital One Auto Finance Trust 2007-A	0001386808
Capital One Auto Finance Trust 2006-C	0001379210
Capital One Auto Finance Trust 2006-B	0001369043
Capital One Auto Finance Trust 2006-A	0001356879
Capital One Auto Finance Trust 2005-C	0001340552
Capital One Auto Finance Trust 2005-B-SS	0001327444
Capital One Auto Finance Trust 2005-A	0001322103
Onyx Acceptance Financial Corporation	0000927764
Onyx Acceptance Owner Trust 2005-B	0001332759
Onyx Acceptance Owner Trust 2005-A	0001317708

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.